Exhibit 107

CALCULATION OF FILING FEE TABLE

424(b)(2)

(Form Type)

CVS Health Corporation

(Exact name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Calculation Fee or Forward Carry Rule	Amount Registered	Proposed Maximum Offering Price per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be Paid	Debt	5.000% Senior Notes due 2026	457(r)	$1,500,000,000	99.660%	$1,494,900,000.00	0.00011020	$164,737.98
Fees to be Paid	Debt	5.125% Senior Notes due 2030	457(r)	$1,500,000,000	99.333%	$1,489,995,000.00	0.00011020	$164,197.45
Fees to be Paid	Debt	5.250% Senior Notes due 2033	457(r)	$1,750,000,000	99.823%	$1,746,902,500.00	0.00011020	$192,508.66
Fees to be Paid	Debt	5.625% Senior Notes due 2053	457(r)	$1,250,000,000	99.856%	$1,248,200,000.00	0.00011020	$137,551.64
	Total Offering Amount					$5,979,997,500.00
	Net Fee Due							$658,995.72

Filed under 424(b)(2), Registration Statement No. 333-238506